# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### January 21, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Generex Biotechnology Corporation

### File No. 0-25169 - CF#24479

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Generex Biotechnology Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on December 11, 2009.

Based on representations by Generex Biotechnology Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2            through October 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Daniel S. Greenspan
Special Counsel